FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 18, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

Information on an essential fact (event, action) having an influence on financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 04.06.2003.

Code of the fact (event, action): 0404715A04062003

Full company name of the counter party: Ukrainian-German-Dutch-Danish joint venture “Ukrainian Mobile Communications” in the Ukraine

Place of business of the counter party: 21, Moscow St., Kiev, Ukraine

Postal address of the counter party: 15, Leipzig St., Kiev, 01015, Ukraine

Issuer’s share in the authorized capital of the legal entity before the change: 56.66%

Issuer’s share in the authorized capital of the legal entity after the change: 82.66%

Date of such change in the share in the authorized capital: 04.06.2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 09.06.2003.

Code of the fact (event, action): 0404715A09062003

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest has changed: Russian Telephone Company Closed Joint Stock Company

Place of business: 18, bldg. 5, Teterinsky Pereulok, Moscow, 109004, Russian Federation

Postal address: 5, bldg. 2, Vorontsovskaya St., Moscow, 109004, Russian Federation

Issuer’s share in the authorized capital of the legal entity before the change: 0%

Issuer’s share in the authorized capital of the legal entity after the change: 99%

Date of such change in the share in the authorized capital: 09.06.2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 09.06.2003.

Code of the fact (event, action): 0404715A09062003

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest has changed: Rosico Closed Joint Stock Company

Place of business: 29, Gagarinsky Pereulok, Moscow, 109034, Russian Federation

Postal address: 13/14, Vorontsovskaya St., Moscow, 109004, Russian Federation

Issuer’s share in the authorized capital of the legal entity before the change: 100%

Issuer’s share in the authorized capital of the legal entity after the change: 0%

Date of such change in the share in the authorized capital: 09.06.2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 09.06.2003.

Code of the fact (event, action): 1004715A09062003

Full company name of legal entities participating in reorganization:

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Postal address: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Rosico Closed Joint Stock Company

Place of business: 29, Gagarinsky Pereulok, Moscow, 109034, Russian Federation

Postal address: 13/14, Vorontsovskaya St., Moscow, 109004, Russian Federation

Mode of reorganization: Merger of Rosico CJSC into MTS OJSC with the transfer of all Rosico CJSC’s rights and obligations to MTS OJSC and cessation of Rosico CJSC’s business activity

Authorised bodies that adopted a resolution on reorganization: Extraordinary General Meeting of MTS OJSC Shareholders (Protocol No. 8 of 21.04.2003), Resolution of MTS OJSC that is a sole shareholder of Rosico CJSC (Resolution No. 4 of 29.04.2003)

Mode of and procedure for placement of securities upon reorganization:

As MTS OJSC owns 100% of placed shares in Rosico CJSC, the registered common shares in Rosico CJSC belonging to MTS OJSC, are not converted into shares in MTS OJSC when Rosico CJSC is acquired by MTS OJSC. All registered common shares in Rosico CJSC owned by MTS OJSC and not subject to conversion are discharged at the time when an entry is made in the register that the acquired Rosico CJSC has ceased its business activity.

MTS OJSC authorized capital, the number and the nominal value of MTS OJSC shares are not changed with MTS OJSC reorganization by merger of Rosico CJSC into MTS OJSC.

Date of reorganization: 09.06.2003

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 28.05.2003.

Code of the fact (event, action): 0704715A28052003

Full company name of the counter party: Recom Open Joint Stock Company

Place of business of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Postal address of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Date of the transaction: 28.05.2003

Description of the transaction: Pledge Agreement No. 2127/03-MTS pursuant to which Recom OJSC shall pledge to MTS OJSC telecommunication equipment belonging to Recom OJSC by the right of ownership, with the total price eqivqlent to USD 11,860,000 to secure its obligations under Agreement on provision of refundable monetary facilities (Loan Agreement) No. 2126/03-MTS dated May 28, 2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 28.05.2003.

Code of the fact (event, action): 1804715A28052003

Full company name of the counter party: Recom Open Joint Stock Company

Place of business of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Postal address of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Date of the transaction: 28.05.2003

Description of the transaction: Pledge Agreement No. 2127/03-MTS pursuant to which Recom OJSC shall pledge to MTS OJSC telecommunication equipment belonging to Recom OJSC by the right of ownership, with the total price eqivqlent to USD 11,860,000 to secure its obligations under Agreement on provision of refundable monetary facilities (Loan Agreement) No. 2126/03-MTS dated May 28, 2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 28.05.2003.

Code of the fact (event, action): 0704715A28052003

Full company name of the counter party: Recom Open Joint Stock Company

Place of business of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Postal address of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Date of the transaction: 28.05.2003

Description of the transaction: Agreement No. 2126/03-MTS on the provision of refundable monetary facilities (Loan Agreement) pursuant to which MTS OJSC shall grant to Recom OJSC a loan in Russian roubles in the amount equivalent to USD 7,904,082.67 for the period ending on December 31, 2007.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 28.05.2003.

Code of the fact (event, action): 1804715A28052003

Full company name of the counter party: Recom Open Joint Stock Company

Place of business of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Postal address of the counter party: 27-a, Octyabrskaya St., Orel, 302028, Russian Federation

Date of the transaction: 28.05.2003

Description of the transaction: Agreement No. 2126/03-MTS on the provision of refundable monetary facilities (Loan Agreement) pursuant to which MTS OJSC shall grant to Recom OJSC a loan in Russian roubles in the amount equivalent to USD 7,904,082.67 for the period ending on December 31, 2007.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 09.06.2003.

Code of the fact (event, action): 0404715A09062003

Full company name of a legal entity in the authorized capital of which the Issuer’s participating interest has changed: Mobile TeleSystems Limited Liability Company

Place of business: 18, bldg. 5, Teterinsky Pereulok, Moscow, 109004, Russian Federation

Postal address: 5, bldg. 2, Vorontsovskaya St., Moscow, 109004, Russian Federation

Issuer’s share in the authorized capital of the legal entity before the change: 0.01%

Issuer’s share in the authorized capital of the legal entity after the change: 100%

Date of such change in the share in the authorized capital: 09.06.2003.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activities of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 23.05.2003.

Code of the fact (event, action): 1804715A23052003

Full company name of the counter party: Mobile TeleSystems Capital Limited Liability Company

Place of business of the counter party: 5, bldg. 2, Vorontsovskaya St., 109004, Moscow, Russian Federation

Postal address of the counter party: 5, bldg. 2, Vorontsovskaya St., Moscow, 109004, Russian Federation

Date of the transaction: 23.05.2003

Description of the transaction: Paying-up of MTS OJSC contribution to the assets of MTS-Capital LLC in the amount of RUR 52,000,000 (fifty two million) in monetary facilities with the purpose to provide financing for MTS-Capital LLC expenses related to preparation for the issuance of non-convertible documentary bearer bonds within the terms and on conditions stipulated by the draft agreement.

President	M. A. Smirnov

Information on an essential fact (event, action) having an influence on financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4, Marksistskaya St., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 04.06.2003.

Code of the fact (event, action): 0704715A04062003

Full company name of the counter party: Ukrtelecom Open Joint Stock Company

Place of business of the counter party: 18, Taras Shevchenko Blvd., Kiev, 01030, Ukraine

Postal address of the counter party: 18, Taras Shevchenko Blvd., Kiev, 01030, Ukraine

Date of the transaction: 04.06.2003

Description of the transaction: Agreement on sale and purchase of 26% share in the authorized capial of Ukranian Mobile Communications Limited Liability Company for the total amount of USD 87,568,891.60.

President	M. A. Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: June 18, 2003